

September 27, 2011

<u>Via E-mail</u>
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

   RE: **Natuzzi S.p.A.**
      Form 20-F/A for the Fiscal Year Ended December 31, 2010
      Filed September 15, 2011
      File No. 1-11854

Dear Mr. Notarpietro:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Cash, for

        Rufus Decker
        Accounting Branch Chief